

16003087

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-13659

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/15_____ AND ENDING_____12/31/15_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ILG Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11001 Lakeline Blvd, Building 2, Suite 300
(No. and Street)

Austin	Texas	78717
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Cook   816-391-2384
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Jeannine Jenkins_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _ILG Securities Corporation_ , as of _December 31_ , 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Jeannine Jenkins
Signature

Chief Financial Officer
Title

_____
Notary Public

ROLANDO ROCHA
Notary Public
STATE OF TEXAS
Notary I.D. 13001988-9
My Comm. Exp. Nov. 10, 2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Management's Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

ILG SECURITIES CORPORATION

CONTENTS



ACCOUNTANTS **60** YEARS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ILG Securities Corporation
Austin, Texas

We have audited the accompanying statement of financial condition of ILG Securities Corporation (the "Company") as of December 31, 2015, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ILG Securities Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF + Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 17, 2016

www.cfllp.com

8750 N. Central Expressway   972.387.4300   CPAmerica International, in alliance with Crowe Horwath International
Suite 300   800.834.8586   Member: The International Accounting Group
Dallas, TX 75231-6464   972.960.2810 fax   World Services Group

ILG SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	184,185
Commissions receivable		2,140
Prepaid expenses		14,345
Receivable from affiliate		1,231
Total assets	$	201,901

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	4,023
Total liabilities		4,023
Stockholder's equity		
Common stock - $100 par value, 10,000 shares authorized, 300 shares issued and outstanding		30,000
Additional paid-in capital		1,141,107
Accumulated deficit		(973,229)
Total stockholder's equity		197,878
Total liabilities and stockholder's equity	$	201,901

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Statement of Income
For the Year Ended December 31, 2015

Revenues	
Commission income	$ 15,297
Total revenues	15,297
Expenses	
Regulatory fees and expenses	2,893
Other administrative expenses	79,387
Total expenses	82,280
Net loss before income taxes	(66,983)
Provision (benefit) for income taxes	(137,029)
Net income	$ 70,046

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances at December 31, 2014	300	$ 30,000	$ 1,091,107	$ (1,043,275)	$ 77,832
Capital contribution from parent	--	--	50,000	--	50,000
Net income	--	--	--	70,046	70,046
Balances at December 31, 2015	300	$ 30,000	$ 1,141,107	$ (973,229)	$ 197,878

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
For the Year Ended December 31, 2015

Balance at December 31, 2014	$	--
Additions		--
Retirements		--
Balance at December 31, 2015	$	--

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flows from operating activities

Net income	$	70,046
Adjustments to reconcile net income to net cash		
provided (used) by operating activities:		
(Increase) decrease in assets:		
Commissions receivable		260
Prepaid expenses		978
Receivable from affiliate		(958)
Increase (decrease) in liabilities:		
Accounts payable and accrued liabilities		(13,033)
Net cash provided (used) by operating activities		57,293

Cash flows from investing activities

Net cash provided (used) by investing activities		--

Cash flows from financing activities

Capital contribution from parent		50,000
Net cash provided (used) by financing activities		50,000
Net increase in cash		107,293
Beginning cash		76,892
Ending cash	$	184,185

Supplemental Disclosures

Cash paid (received) for:		
Interest	$	--
Income tax	$	(135,798)

The accompanying notes are an integral part of these financial statements.

ILG SECURITIES CORPORATION
Notes to Financial Statements
December 31, 2015

Note 1 - Description of Business

ILG Securities Corporation (the "Company") is a wholly-owned subsidiary of Investors Life Insurance Company of North America ("ILICNA", or the "Parent"), an indirect, wholly-owned subsidiary of Financial Holding Corporation ("FHC"). The Company is a registered broker-dealer with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(1), which acts as the principal underwriter of variable annuity products sponsored by the Parent and is a member of the Financial Industry Regulatory Authority (FINRA). Previously, the Company was actively engaged in the retail marketing of mutual fund shares issued by unrelated companies. The Company's income is primarily related to commissions on average account balances of mutual fund customers for whom the Company is the broker of record.

Note 2 - Summary of Significant Accounting Policies

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid debt instruments purchased with a maturity of less than ninety days.

Commission income related to the service and maintenance of accounts held with mutual fund companies is recognized when earned.

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. ASU 2014-09 requires an entity to recognize revenue in an amount that reflects the consideration to which it expects to be entitled for the transfer of promised goods or services to customers. ASU No. 2015-14 was issued in August 2015 which deferred the original effective date of the new revenue recognition guidance to fiscal years beginning after December 15, 2018. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company does not expect the adoption of this new accounting guidance to have a material impact on its financial statements.

Note 3 - Federal Income Taxes

The provision (benefit) for income taxes consists of the following:

Current income taxes	$ (23,445)
Deferred income taxes	(113,584)
Total provision (benefit) for income taxes	$ (137,798)

The Company files a consolidated federal income tax return with FHC and its subsidiaries. The Company is charged or credited an amount of federal income tax equal to the tax that would have been paid by or refunded to the Company on a separate return basis in accordance with a written tax allocation agreement. During 2015, the Company recorded federal income tax benefits of $137,029, of which $135,798 has been reimbursed by FHC and $1,231 was outstanding as receivable at December 31, 2015.

Prior to 2015, the Company had a net operating loss carryforward of $324,528. However, the Company believed it was more likely than not that the carryforward would expire unused. Accordingly, the deferred tax asset associated with the net operating loss carryforward was offset by a valuation allowance of the same amount. During 2015, the Company determined that the net operating loss carryforward could be used to offset income of other members of the consolidated group and recognized a current tax benefit. Accordingly, the Company released the valuation allowance during 2015. The following reflects the changes in the deferred tax benefit:

	Deferred Tax Asset December 31, 2014	Current Period Changes	Deferred Tax Asset December 31, 2015
Federal income tax benefit	$ 113,584	$ (113,584)	$ --
Valuation allowance	(113,584)	113,584	--
Amount per statement of financial condition	$ --	$ --	$ --

With few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by taxing authorities for years before 2012.

The Company had no uncertain tax positions at December 31, 2015. The Company will recognize interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $165,162 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.02 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(1).

Note 6 - Related Party Transactions/Economic Dependency

The Company and its Parent are under common control and the existence of that control could create operating results and financial position different than if the companies were autonomous.

Under a service agreement, an affiliate of the Parent provides the Company with personal property, support staff and office space. The affiliate incurs general and administrative expenses on behalf of the Company. For providing these services, the affiliate is entitled to receive compensation from the Company on a monthly basis. The services and support agreement is automatically renewed on a year-to-year basis unless terminated by written notice not less than 60 days prior to the expiration of an annual term. The Company paid $19,443 under this agreement during the year ended December 31, 2015. These expenses are included in other administrative expenses.

The Company is economically dependent on its Parent.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2015

Schedule I

ILG SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital			$ 197,878
Add:			
Other deductions or allowable credits			--
Total capital and allowable subordinated liabilities			197,878
Deductions and/or charges			
Non-allowable assets:			
Commissions receivable	$	2,140	
Prepaid expenses		14,345	
Receivable from affiliate		1,231	(17,716)
Other charges:			
Excess fidelity bond charge			(15,000)
Net capital before haircuts on securities positions			165,162
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))			--
Net capital			$ 165,162

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 4,023
Total aggregate indebtedness	$ 4,023

Schedule II

ILG SECURITIES CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

EXEMPTIVE PROVISIONS

The Company is exempt from the possession, control and reserve requirements of SEC Rule 15c3 as the Company's activities are limited to those as set forth in paragraphs (k)(1) of Rule 15c3-3.

Schedule I (continued)

<u>ILG SECURITIES CORPORATION</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2015</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6⅔% of total aggregate indebtedness)	$ 268
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 160,162
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 159,162
Ratio: Aggregate indebtedness to net capital	0.02 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Year Ended

December 31, 2015



ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors
ILG Securities Corporation
Austin, Texas

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which *(a)* ILG Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 17, 2016

www.cflp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member:

CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

ILG SECURITIES CORPORATION
Management's Exemption Report
Year Ended
December 31, 2015

ILG Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2015 without exception.

ILG Securities Corporation

I, Jeannine Jenkins, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Jeannine Jenkins_

Title: _Chief Financial Officer_

February 10, 2016